FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 12, 2014

TRANSLATION

Autonomous City of Buenos Aires, March 12, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Art. 23, Ch. 7 of the Buenos Aires Stock Exchange rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange rules.

Continuing with our previous communication dated February 12, 2014, please be informed that, on the date hereof, YPF S.A. (“YPF”) completed its acquisition of the following interests: (i) 100% of the capital stock of Apache Canada Argentina Investment S.a.r.l. and 100% of the capital stock of Apache Canada Argentina Holdings S.a.r.l.; (ii) 100% of the capital stock of Apache Argentina Corporation, which owns 65.28% of Apache Petrolera Argentina S.A. and (iii) 34.72% of Apache Petrolera Argentina S.A.

Additionally, the assignment of certain intercompany loans owed by Argentine companies which are the owners of the assets located in the Argentina Republic, in favor of YPF and YPF Europe B. V. was completed.

Finally, the full payment for the agreed price of the above described transactions was completed, which was US$ 786 million, plus the assumption of approximately US$31 million of bank debt.

Yours truly,
Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 12, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer